(Maxco Letterhead)
                                   (Letter #3)



                                    May 1997




Dear Shareholder,

Your immediate attention is required!

If you wish to exchange your Maxco, Inc. Common Stock into a high yielding Preferred Stock you must act now!

The Board of Directors of Maxco, Inc. has recently approved an exchange offer that will allow you to exchange 15 shares of Maxco, Inc. Common Stock for one $120 State Value Preferred Stock that will carry a 10% dividend yield. Based on this exchange ratio of 15 for 1, the implied price of $8.00 per share represents a premium of (insert percent) percent over the closing price of Maxco, Inc.'s common Stock on (insert date), thus providing an effective yield of (insert percentage). Please review the offering documents for the specifics of the transaction. This Exchange Offer is rapidly coming to a close, and if you fail to respond promptly you may miss the opportunity to participate in a unique investment opportunity.

If you have any questions or are desirous of receiving additional copies of the Exchange Offer documents, please call (insert name and number) immediately so that we can ensure your participation in the offer.

Sincerely,

MAXCO, INC.


Max A. Coon